Exhibit 99.1

Quarterly Activities & Cashflow Report

FOR THE QUARTER ENDED 30 SEPTEMBER 2026

Chilwa Minerals Limited (ASX:CHW, NASDAQ:CHWM) (Chilwa or the Company) reports on its activities for the quarter ended 30 September 2026. Work focused on drilling at Mpyupyu West and Nakombe, metallurgical testing and the mineral sands Scoping Study. The Company completed the SEC review of its Registration Statement on Form F-1 during the quarter. Its US$3.5 million initial public offering closed and Nasdaq trading began after quarter end.

Highlights for the quarter

Heavy Mineral Sands

●	TZ Minerals International continued the Scoping Study across the Measured and Indicated HMS resources on the western shore of the licence, with completion expected in the December 2026 quarter. Bimbi Main resource drilling was paused at 62% to prioritise Mpyupyu West.

●	Phase I sonic drilling at Mpyupyu West reached 218 holes for 2,292 metres by 6 October 2026, completing 80% of the 272-hole programme. Both sonic rigs have worked on the 17 km² prospect since late July. Mpyupyu West is excluded from the current Scoping Study.

●	Drilling intersected a consistent profile of silty sand, lateritic silty sand and sandy clay over deeply weathered, free-dig saprolite. The mineralised interval averages 8.6 metres to its base.

●	Head characterisation and processing trials progressed on Mpyupyu Dune and Mpyupyu Flats samples. Recovery and product-quality results will feed into the Scoping Study alongside the earlier Mposa studies.

Rare Earths and Niobium

●	Up to three diamond rigs continued drilling at Nakombe North and South, with approximately 5,722 metres completed by the end of September. The work follows the maiden 34–51 Mt conceptual Exploration Target. Composite samples were sent to LightDeepEarth in Pretoria for QEMSCAN PMA mineralogy, with results expected in early November.

●	Drilling is directed towards a maiden Mineral Resource estimate.

Ionic Clays

●	ANSTO carried out desorption tests on 22 Mposa basal-clay samples. Five deeper sonic holes were drilled beneath the Mpyupyu deposits to sample the clay profile.

●	ANSTO is conducting further leach tests on a subset of the 22 samples. Composites from the deeper Mpyupyu holes are being prepared for shipment to ANSTO in Q4 2026.

29 October 2026 | ASX Announcement QUARTERLY ACTIVITIES & CASHFLOW REPORT

Corporate

●	The SEC declared the Registration Statement effective on 29 September 2026 (US time), following three F-1 amendments.

●	After quarter end, the Company completed its US$3.5 million (A$5.0 million) IPO at US$5.60 per ADS. Nasdaq trading began on 1 October and net proceeds of approximately A$4.49 million were received on 5 October. A partial exercise of the over-allotment option raised a further US$0.32 million on 16 October.

●	The FY2026 Annual Financial Report was released on 30 September 2026. The AGM is scheduled for 27 November 2026.

●	Quarter-end cash are discussed in the Corporate section and Appendix 5B.

Overview

The quarter’s work centred on drilling and testing at the Company’s Malawi projects. At Mpyupyu West, both sonic rigs worked across the nominal 400 m × 200 m Phase I grid on the 17 km² target. The first sample batches were sent for sink-float assay and per-interval XRF. Diamond drilling continued at Nakombe towards a maiden Mineral Resource estimate, while work continued on the mineral sands Scoping Study.

The Company also completed the SEC review of its proposed US offering and released its FY2026 Annual Financial Report. The IPO closed and Nasdaq trading began in October, after the reporting period. Details are set out under Corporate and Significant events post 30 September 2026.

The Chilwa Alkaline Province is a Cretaceous-age alkaline igneous complex in southern Malawi, hosting multiple REE and niobium deposits alongside Mkango’s Songwe Hill and Lindian’s Kangankunde projects.

Airborne geophysics completed in 2024 and soil geochemistry undertaken in 2025 identified up to 47 interpreted carbonatite and alkaline intrusive targets within the Lake Chilwa licence package. Diamond drilling is testing this exploration pipeline.

Table 1 September quarter 2026 drilling activity summary

Programme	Rig	Target area	Method	Status at quarter end
REE/Nb resource definition	Diamond Rig 1 (LF90D)	Nakombe North and South	Diamond	Operated through the quarter; infill grid being planned ahead of a maiden Mineral Resource estimate
REE/Nb resource definition	Diamond Rigs 2 and 3 (CS14)	Nakombe North and South	Diamond	Operated through the quarter predominantly on the east side of Nakombe South.
HMS reconnaissance drilling	Sonic Rigs 1 and 2	Mpyupyu West	Sonic	Phase I 400 m × 200 m grid: 218 of 272 holes (2,292 m) by 6 October 2026; first sample batches shipped for sink-float assay
HMS resource definition	Sonic Rig 2 (to late July)	Bimbi Main	Sonic	Paused at 62% (166 holes for 1,843 m) to prioritise Mpyupyu West
Ionic clay profile	Sonic Rig 2	Beneath Mpyupyu Dune and Flat	Sonic	Five deeper holes to approximately 30 m completed to sample the clay profile beneath the HMS at Mpyupyu

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Mineral sands

Mpyupyu West — Phase I drilling confirms the outline of a 17 km² prospect

Phase I reconnaissance sonic drilling at Mpyupyu West continued throughout the quarter. The discovery was first reported on 3 June 2026 and surface panning expanded the target to more than 17 km² on 23 June. By 6 August, 60 holes for 551 metres had been completed, or 22% of the programme. Both sonic rigs were then working at Mpyupyu West following the move from Bimbi Main. By 6 October, drilling had reached 218 holes for 2,292 metres, or 80% of the planned 272-hole programme on a nominal 400 mN × 200 mE grid. Average hole depth was 8.6 metres (ASX announcements 6 August and 9 October 2026).

Makumba
Khanda
Bimbi SW: Exploration 5km²
Mpyupyu Flats: M&I 81Mt @ 3.15% THM
Mpyupyu Dune: M&I 17Mt @ 4.56% THM
Pahuwa II
Kachulu
Zomba
Mpyupyu West: Exploration 17km²
Nakombe Nb/REE Exploration Target
A
B
C
D
1063 m
Mkula
Mpuyupyu
Mwanyumbu
Njala
0
1.5
3km
N
Thorium - Linear Filtered
Red: Band_1
Green: Band_2
Blue: Band_3
LEGEND
Chilwa Existing EPLs
Nb/REE Diamond Drilling
Completed
Planned
Mineral Sands Sonic Drilling
Completed
Planned
HMS/REE Deposits & Targets
Measured & Indicated
Pre-Resource Drilling

Figure 1 Mpyupyu West Phase I reconnaissance sonic drill plan — holes completed to 6 October 2026 and planned collars on the nominal 400 mN × 200 mE grid, with the Mpyupyu Dune and Flat resources, Bimbi Southwest and the Nakombe target (ASX announcement 9 October 2026).

Drilling indicates that 63% of the mineralisation is hosted in deeply weathered saprolite, rather than transported aeolian and strandline sands. In this type of deposit, resistant heavy minerals remain as less stable minerals weather and are removed. This can form a laterally extensive near-surface blanket. Deposits of this type have been developed elsewhere in Malawi, including the Kasiya rutile project. At Mpyupyu West, the mineralised horizon begins beneath a thin surface sand unit and is free-dig to saprock.

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Laboratory sink-float assays will determine total heavy mineral content. The first two batches of geological-domain composite samples were shipped internationally during the quarter, with results expected in late October 2026. After receiving the results, the Company expects to report a maiden Exploration Target for Mpyupyu West as defined in the JORC Code.

W
C
8,295,950 NORTH
D
E
MPYWSD025
MPYWSD026
MPYWSD027
MPYWSD028
MPYWSD029
MPYWSD030
MPYWSD031
MPYWSD032
MPYWSD219
688RL
683RL
678RL
673RL
668RL
663RL
766600
767000
767400
767800
768200
7686

Cross Section Line C - D

MPYWSD025 - MPYWSD219

GEOLOGICAL MODEL

- Sand
- Lateritic Silty Sand
- Sandy Clay
- Saprolite
- Sap Rock

LOCATION

W: 766556, 8295950
E: 768616, 8295950

Scale 1:8,200
Vertical Exaggeration 30x

0 500 m

Figure 2 Representative west–east geological cross section through the Mpyupyu West drilling at 8,295,950 mN (30× vertical exaggeration), showing the interpreted sequence of sand, lateritic silty sand, sandy clay, saprolite and saprock. Geological interpretation only (ASX announcement 9 October 2026).

“Now in the final stretch of the Phase I program, Mpyupyu West is looking less like a discovery and more like a new major component of a mineral sands district. The grid has filled in across more than 17 square kilometres next to our Mpyupyu Dune and Flat deposits, and the free-dig saprolite profile has held from near-surface to saprock, at an average depth of around 8.6 metres, hole after hole. Scale and consistency together are what set this prospect apart.”

— Cadell Buss, Managing Director (9 October 2026)

Bimbi Main

Bimbi Main resource-definition drilling reached 166 holes for 1,843 metres, or 62% of the programme, before the sonic rig moved to Mpyupyu West in July. Drilling at Bimbi Main will resume after the Mpyupyu West Phase I programme is completed.

Mpyupyu Dune and Flat

The Mpyupyu Mineral Resource remains as announced on 19 June 2026 (109.6 Mt at 3.28% THM at a 1% THM cut-off, approximately 89% Measured and Indicated).

Scoping Study & Technical Review Study

TZ Minerals International (TZMI) continued work on the Company’s first Scoping Study. The Study covers Measured and Indicated mineral sands resources on the northern, western and southern shores of Lake Chilwa, including Mpyupyu and Mposa. TZMI visited the site in October 2026. Completion is expected in the December 2026 quarter, along with a Technical Report Summary. The Technical Report Summary is the independent mineral resource and reserve report that the SEC requires mining companies to file under Regulation S-K Subpart 1300 (S-K 1300). Assays from the completed Northern Shore sonic programme at Halala, Namanja West and Nkotamo were received, and a revised Mineral Resource estimate is being prepared. Head characterisation and processing trials on Mpyupyu Dune and Flats composites reached the separation of magnetic and non-magnetic products. The work distinguishes Mpyupyu deposit mineralogy, product recovery and quality parameters from those at Mposa.

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Discussions with Mota-Engil Malawi continued on dry-port capacity at Lilongwe and the rail route to Nacala in Mozambique.

Table 3 Chilwa Project minerals portfolio — applications and critical mineral designation

Mineral	Source at Chilwa	Industrial application	Demand drivers	Critical mineral status
Ilmenite	HMS deposits (Mposa, Mpyupyu, Northern Shore)	Primary Ti feedstock for TiO₂ pigment production	Paints, plastics, paper, aerospace alloys	AU, US, EU, India
Rutile	HMS deposits (premium Ti feedstock)	High-grade TiO₂ for welding, ceramics, Ti metal sponge	Aerospace, defence, medical implants	AU, US, EU
Zircon	HMS deposits	Ceramics, furnace linings, foundry moulds, nuclear fuel cladding	Construction, nuclear, advanced ceramics	AU, EU
Monazite	HMS deposits (REE-bearing heavy mineral)	REE extraction — NdPr for permanent magnets	EVs, wind turbines, defence, electronics	AU, US, EU, Japan
Niobium (Nb₂O₅)	Alkaline intrusive, Nakombe target	HSLA steel, superconducting alloys, capacitors	Infrastructure, aerospace, MRI, particle physics	US, EU, AU, Japan
Tantalum (Ta)	Co-product with Nb, Nakombe	Capacitors, surgical implants, cutting tools	Electronics, medical, defence	US, EU, AU
Gallium (Ga)	Co-product with Nb, Nakombe	Semiconductors (GaAs, GaN), LEDs, solar cells, 5G	Telecoms, renewables, AI chips, defence	US, EU, AU, Japan
TREO	Alkaline intrusive and ionic clays	Feedstock for individual REE separation	Magnet REE (Nd, Pr, Dy, Tb) for the energy transition	All major economies

Rare earths and niobium

Up to three diamond rigs drilled the Nakombe alkaline-syenite intrusion during the quarter: the Mota-Engil LF90D rig and two Agua Terra/Infinity CS14 rigs. The programme builds on the conceptual Exploration Target announced on 15 June 2026 and the mineralised intercepts reported earlier in MPYDD006, MPYDD007, MPYDD009 and MPYDD015. Approximately 5,722 metres had been completed across the Nakombe North and South targets by the end of September 2026. Rig availability and difficult drilling conditions on the eastern side of the target constrained progress.

QEMSCAN mineralogical composites were submitted during the quarter, with results expected in mid-November 2026. Planning continued for an infill drilling grid at nominal 80–100 metre spacing to support a maiden Mineral Resource estimate. Soil sampling extended to the Halala (Chikala North) anomaly for pXRF screening, with Mposa West and Namanja to follow. No new Exploration Results for Nakombe were reported during the quarter. Assays for holes drilled since the June 2026 announcements are pending and will be reported in accordance with the JORC Code when received.

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Table 4 Nakombe Exploration Target — tonnage and grade ranges by mineralised domain (ASX announcement 15 June 2026)

Domain	Tonnage (Mt)	Nb₂O₅ (%)	TREO (%)	Ta (ppm)	Ga (ppm)
Total Exploration Target	34–51	0.14–0.22	0.15–0.23	75–120	30–50
Syenite host	30–45	0.13–0.20	0.15–0.23	65–101	30–50
Porphyry core	4–6	0.28–0.42	0.13–0.19	160–240	43–65

Cautionary statement: the Exploration Target described above is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource, and it is uncertain whether further exploration will result in the estimation of a Mineral Resource. The Exploration Target is not being reported as part of any Mineral Resource or Ore Reserve, and it should not be assumed that all or any part of the Exploration Target will be confirmed as a Mineral Resource through further exploration.

Ionic clays

ANSTO tested 22 Mposa basal-clay samples using ammonium sulphate leaching during the quarter to assess whether the rare earths occur in a recoverable ionic-adsorption form. This follows the June 2026 report of 200 samples averaging 525 ppm TREO across an approximately 8 km corridor. A subset of samples with elevated dysprosium and yttrium has progressed to more aggressive acid-leach testing. Sonic Rig 2 also completed five holes to approximately 30 metres beneath Mpyupyu Flat to sample the clay profile. These samples will be screened by pXRF, using yttrium as an indicator of TREO content, before ICP-MS assay and desorption testing. Clays above the Mpyupyu West saprolite will also be analysed because of the different deposit style.

Corporate

US listing — Nasdaq

The SEC declared the Company’s Registration Statement on Form F-1 effective on 29 September 2026 (US time). The Company had filed the Registration Statement on 9 July and responded to three rounds of SEC comments during the quarter. An ASX trading halt began on 29 September pending pricing. The IPO was priced on 30 September (US time) and announced to ASX on 1 October, when the halt was lifted.

Maxim Group LLC managed the underwritten IPO as sole book-running manager. The Company issued 625,000 ADSs at US$5.60 each, raising US$3.5 million (A$5.0 million) before underwriting discounts and offering expenses. Each ADS represents 10 ordinary shares, bringing the underlying share issue to 6,250,000 shares. Each ADS carried one five-year warrant exercisable at US$5.60 per ADS. The underwriter also received 31,250 representative warrants exercisable at US$7.00 per ADS, or one for every 20 ADSs sold. Nasdaq trading under CHWM began on 1 October 2026 and the offering closed on 2 October. Net proceeds of US$3,143,118 (approximately A$4.49 million) were received on 5 October. The securities were issued within the Company’s Listing Rule 7.1 capacity. An Australian prospectus was lodged with ASIC on 1 October to satisfy on-sale requirements. Directors and the major shareholder, together holding 34,415,866 ordinary shares, entered six-month lock-up agreements, facilitated by ASIC relief.

Maxim partially exercised the over-allotment option on 16 October 2026. It purchased 56,834 ADSs, representing 568,340 ordinary shares, at US$5.59 per ADS. Gross proceeds were US$317,702 and net proceeds were US$292,286. This brought total gross proceeds from the US offering to approximately US$3.82 million (A$5.45 million). Up to 35,166 ADSs and 92,000 warrants remain available under the option until 16 November 2026 (ASX announcement 19 October 2026).

“Listing on Nasdaq is Chilwa’s most significant milestone since joining the ASX. It provides direct access to the world’s deepest capital market for critical minerals and positions us before investors, end-users and agencies focused on rebuilding supply chains outside China. It also enables us the ability to pursue US Government development grants, the first of which we have already applied for.”

— Cadell Buss, Managing Director (1 October 2026)

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Table 5 Capital structure at the date of this report

Security	On issue	Terms
Fully paid ordinary shares (ASX: CHW)	104,922,682	Includes 6,250,000 IPO shares and 568,340 over-allotment shares (held as ADSs, Nasdaq: CHWM) and 98,250 shares issued on exercise of options on 12 October 2026
Unlisted warrants over ADSs	656,250	625,000 exercisable at US$5.60 per ADS and 31,250 at US$7.00 per ADS (each ADS = 10 shares), expiring October 2031
Unlisted options	779,623	Exercisable at $0.25, $0.30 and $0.40, expiring 30 June 2027
Performance rights	25,250,000	Classes expiring June 2027, November 2028 and November 2030, and unquoted CHWAB rights
Over-allotment option (unexercised balance)	up to 35,166 ADSs / 92,000 warrants	Exercisable by Maxim Group LLC until 16 November 2026

As a Nasdaq-listed foreign private issuer the Company now furnishes its ASX announcements to the SEC on Form 6-K and will file an annual report on Form 20-F for the year ending 30 June 2027.

FY2026 Annual Financial Report

The Company released its audited FY2026 Financial Report, Appendix 4G and Corporate Governance Statement on 30 September 2026. The Group recorded a loss of $6,881,603, reflecting exploration expenditure and Nasdaq listing costs. At 30 June, it held cash of $1,072,093 and a $30,000 restricted term deposit, exploration and evaluation assets of $26,026,776 and net assets of $25,983,040. Note 1(a) explains the restatement of the FY2025 comparatives. The auditor’s report includes an emphasis of matter on that restatement and a material uncertainty related to going concern paragraph. The IPO contemplated in the Directors’ going concern assessment subsequently closed on 2 October 2026.

Cash position and funding

Quarter-end cash was $5k: bank balances and petty cash of $12k, plus a $30k term deposit securing the corporate card facility, less a $37k operating-account overdraft. The quarter’s net operating outflows were $381k, exploration and equipment payments were $559k, and Nasdaq IPO transaction costs were $188k. Receipts included $32k from option exercises and $28k from Lindian Resources for assay work via the Zalewa laboratory.

IPO net proceeds of approximately A$4.49 million were received on 5 October 2026 and used first to settle accrued creditors. Adding those proceeds to quarter-end cash gives pro forma cash of approximately $4.5 million, before the over-allotment proceeds received on 16 October. Luso Global Mining B.V., the major shareholder, had provided financial support of up to $1,500,000 under its letter dated 30 September 2026, pending completion of the IPO. No funds were drawn and the commitment lapsed on 2 October when the IPO closed. Appendix 5B items 8.8.1–8.8.3 discuss the funding outlook.

Annual General Meeting

The AGM will be held in Perth at 3.00pm (AWST) on Friday, 27 November 2026 (ASX announcement 28 October 2026). The Notice of Meeting was released to ASX on 28 October 2026. It includes resolutions to ratify the Nasdaq offering securities under Listing Rule 7.4, restoring placement capacity under Listing Rule 7.1, and to approve additional capacity under Listing Rule 7.1A.

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Africa Down Under 2026

Chilwa was a Major Sponsor of the Africa Down Under conference, held in Perth from 2 to 4 September 2026, and was invited to attend the Ministerial Dinner. Cadell Buss presented during the Malawi session on 2 September, with the presentation released to ASX on the same day. Cadell Buss, Graham Hewson and Keith Byrne also attended the Malawi Government luncheon on 4 September. Meetings during the conference focused on the Nasdaq listing, US Government engagement and potential business relationships in Malawi, including banking and equipment finance.

Figure 3 Managing Director Cadell Buss meeting in Malawi with the Malawi Government delegation introduced at the at Africa Down Under conference in Perth, September 2026.

Figure 4 Managing Director Cadell Buss with the Hon. Thoko Tembo MP, Malawi Minister of Mining

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29 October 2026 | ASX Announcement QUARTERLY ACTIVITIES & CASHFLOW REPORT

Investor relations and government engagement

The Company met US federal agencies in August 2026 and applied for US Government development funding for the Nakombe niobium programme in September. Cadell Buss presented to agencies in Washington DC in October. After the Nasdaq listing, the Company appointed a US investor relations adviser.

The Company continued discussions with Malawi’s Ministry of Mining and the Mining and Minerals Regulatory Authority. After quarter end, the Ministry released a draft Mines and Minerals (Amendment) Bill and draft Value Addition Regulations for consultation. Chilwa lodged a submission on 9 October supporting the value-addition objectives and proposing staged implementation as local processing capacity develops. The Company is coordinating its response with other ASX-listed companies operating in Malawi.

Laboratory services and community engagement

The Zalewa sample preparation laboratory received its first third-party payments of $27,564 under the Lindian Resources Limited (ASX:LIN) arrangement announced on 28 May 2026. Commissioning continued at the Company’s Zomba assay laboratory, with pulverising equipment purchased during the quarter. Community work included landowner liaison and drilling-access arrangements at Mpyupyu West and Nakombe, and briefings for authorities in Machinga, Zomba and Phalombe Districts. A competitive tender for the mine Environmental and Social Impact Assessment (ESIA) consultant was completed during the quarter. RSK Environment (East Africa) Ltd was appointed in October 2026.

Environment, social and community

HSEC

Routine safety controls, including on-site alcohol testing, continued across all drilling operations. In a significant step for the Company, the HSEC function was brought in-house during the quarter, with Chilwa’s first Malawi-based HSEC Manager commencing in September. This strengthens the Company’s on-the-ground capacity to manage environmental and social performance and community relationships as the project advances.

Community investment

Between June and July 2026, Chilwa supported repairs to a 200-metre section of the Kachulu road (S143, Mpyupyu road). The works were delivered using locally sourced materials and labour, with residents from the surrounding area employed directly, providing household income and practical skills while keeping costs and the environmental footprint low. The improved road provides better access for transport, trade and emergency services, as well as for the Company’s field crews. Rehabilitation of the T/A Lamusi Community Hall near the Mpyupyu deposit commenced in June 2026 and is progressing well.

Local employment

Chilwa employs approximately 50 people in Malawi, predominantly from communities near the project in the Machinga, Zomba and Phalombe districts. This includes HSEC staff, geo-technicians and drill assistants. In addition, around 100 casual workers from local communities were engaged during the quarter in site rehabilitation, security, road works and community water supply activities, with women participating in the water supply work.

Environment

Sonic and diamond drill sites continue to be progressively rehabilitated following sampling

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Significant events post 30 September 2026

The following events occurred after the end of the quarter and up to the date of this report.

Completion of the US initial public offering and Nasdaq listing

Nasdaq trading began on 1 October 2026, the IPO closed on 2 October and net proceeds were received on 5 October. The US prospectus was released to ASX on 5 October. Offering terms and proceeds are set out under US listing — Nasdaq and in Table 5.

Over-allotment option

Maxim partially exercised the over-allotment option on 16 October 2026 (New York time). The proceeds and remaining option terms are set out under US listing — Nasdaq and in Table 5 (ASX announcement 19 October 2026).

Exercise of options

On 12 October 2026 the Company issued 98,250 ordinary shares following the exercise of 48,251 options at $0.25 and 49,999 options at $0.40. The $32,062 exercise proceeds were received in September and appear in Appendix 5B item 3.3. Ordinary shares on issue following these allotments totalled 104,922,682 (Appendix 2A and section 708A notice, 12 October 2026).

Mpyupyu West drilling update

The 9 October 2026 ASX update reported Mpyupyu West drilling and sample shipments to 6 October. The Mineral sands section sets out the results and expected assay timing.

Other matters

The Notice of AGM was released to ASX on 28 October 2026. The Company also entered an insurance premium funding arrangement after quarter end (Appendix 5B item 7.6). Apart from the transactions described above, no capital was raised or securities issued between 30 September and the report date. No new litigation, impairment triggers or changes to tenement interests or Malawian mineral tenure arose during that period.

Additional ASX information

ASX Listing Rule 5.3.1 — During the quarter, the Company made payments of $0.559 million for exploration activities on the Project (Appendix 5B items 2.1(c) and 2.1(d)), comprising $0.521 million of capitalised exploration and evaluation expenditure (drilling, assaying, geological consultants, environmental studies, the Scoping Study and site operations) and $0.038 million for plant and equipment supporting exploration (principally laboratory and computer equipment).

ASX Listing Rule 5.3.2 — There were no funds spent on mining production and development activities for the quarter.

ASX Listing Rule 5.3.3 — The schedule of mineral tenements and changes in interests is shown in Table 8. There were no changes to the Company’s tenement interests during the quarter.

ASX Listing Rule 5.3.4 — Reporting under a use of funds statement in a prospectus does not apply to the Company this quarter.

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ASX Listing Rule 5.3.5 — Table 6 provides a description and explanation of the payments made to related parties of the Company and their associates, which are included in Appendix 5B item 6 for the quarter.

Table 6 Related party payments

Related parties	Description	Amount (A$)
Directors	Non-executive directors’ fees and Managing Director’s salary (including superannuation)	108,000
Related corporate entities of directors	Mota-Engil group — drilling and technical services under the Services Deed	–
Total		108,000

No cash payments were made to Mota-Engil group entities during the quarter. Amounts payable to the Mota-Engil group for services provided during the quarter and unpaid at quarter end are included in trade and other payables and accruals (no cash flow in the quarter).

Table 7 September quarter ASX announcements

Date	Announcement
30 September 2026	Financial Report for the Year Ended 30 June 2026; Appendix 4G and Corporate Governance Statement
29 September 2026	Trading Halt
18 September 2026	2026 Annual General Meeting — Key Dates
2 September 2026	Africa Down Under Presentation
6 August 2026	Drilling Confirms Mineralisation From Surface (Mpyupyu West HMS Resource Drilling Update)
31 July 2026	June 2026 Quarterly Activities and Cashflow Reports
10 July 2026	Chilwa Submits F-1 to SEC for Proposed Nasdaq Listing

Table 8 Schedule of tenement interests

Location	Licence number	Status	Area / type	Interest at beginning of quarter	Interest at end of quarter
Lake Chilwa, Malawi	EL0670/22/R1	Granted	418.29 km² / Exploration	100% (Chilwa Minerals Africa)	100% (Chilwa Minerals Africa)
Lake Chilwa, Malawi	EL0671/22/R1	Granted	12.84 km² / Exploration	100% (Chilwa Minerals Africa)	100% (Chilwa Minerals Africa)
Lake Chilwa, Malawi	EL0835/25	Granted	449.89 km² / Exploration	100% (Phalombe Minerals)*	100% (Phalombe Minerals)*

*	Held by Phalombe Minerals Limited, a wholly-owned subsidiary of the Company. EL0670/22/R1 reflects the renewal granted in July 2025. No tenement interests were acquired or disposed of during the quarter.

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Table 9 Consolidated JORC Mineral Resources — all deposits, at 1.0% THM cut-off, as at 19 June 2026 (unchanged during the quarter)

Deposit	Category	Vol Mm³	Tonnes Mt	THM %	HMC Mt	Ilm %	Zr %	Leuc %	Rut %	Gar %	Mon %	Slime %	Ovsz %	RD
Mposa (Main)	Measured	12.5	21.3	4.4	0.95	3.00	0.39	0.40	0.04	0.12	0.02	19.9	15.9	1.70
Mposa (Main)	Indicated	1.8	3.1	2.8	0.09	1.85	0.26	0.25	0.02	0.08	0.01	31.2	14.0	1.70
Mposa (North)	Indicated	0.7	1.2	2.3	0.03	0.88	0.18	0.14	0.03	0.22	0.00	13.7	39.9	1.70
Bimbi	Indicated	3.0	5.1	4.55	0.23	3.85	0.25	N/A	0.11	N/A	N/A	22.4	18.0	1.70
Bimbi	Inferred	1.4	2.4	3.79	0.09	3.21	0.21	N/A	0.09	N/A	N/A	24.4	16.5	1.70
Bimbi NE	Inferred	7.4	12.5	2.57	0.32	2.18	0.14	N/A	0.06	N/A	N/A	20.2	5.0	1.70
Mpyupyu (Dune)	Measured	7.5	12.8	5.0	0.64	4.36	0.18	0.03	0.01	0.16	0.01	35.0	6.4	1.70
Mpyupyu (Dune)	Indicated	2.5	4.2	3.1	0.13	2.58	0.13	0.02	0.01	0.09	0.01	35.4	4.6	1.70
Mpyupyu (Dune)	Inferred	0.3	0.5	3.6	0.02	2.96	0.15	0.02	0.01	0.13	0.01	43.8	6.0	1.70
Mpyupyu (Flat)	Measured	6.9	11.6	3.9	0.46	3.20	0.19	0.05	0.02	0.08	0.01	31.2	2.9	1.70
Mpyupyu (Flat)	Indicated	40.8	69.4	3.0	2.10	2.50	0.15	0.03	0.02	0.07	0.01	31.9	3.4	1.70
Mpyupyu (Flat)	Inferred	6.5	11.1	2.3	0.25	1.90	0.11	0.03	0.01	0.05	0.01	32.8	3.5	1.70
Nkotamo	Indicated	1.6	2.4	3.70	0.09	2.23	0.23	N/A	0.10	N/A	N/A	19.1	24.8	1.50
Halala	Indicated	5.8	8.7	3.79	0.33	2.28	0.19	N/A	0.09	N/A	N/A	9.0	3.0	1.50
Beacon	Indicated	0.7	1.0	2.63	0.03	1.82	0.16	N/A	0.08	N/A	N/A	10.5	10.9	1.50
Namanja West	Indicated	3.0	4.5	3.66	0.16	2.63	0.25	N/A	0.10	N/A	N/A	7.0	4.4	1.50
Total	Measured	26.9	45.8	4.48	2.0	3.43	0.28	N/A	0.03	N/A	N/A	27.0	9.9	1.70
Total	Indicated	59.8	99.5	3.19	3.2	2.51	0.17	N/A	0.04	N/A	N/A	27.7	5.6	1.66
Total	Inferred	15.6	26.5	2.58	0.7	2.17	0.13	N/A	0.04	N/A	N/A	26.3	5.4	1.70
Grand Total		102.4	171.8	3.44	5.91	2.70	0.19	N/A	0.03	N/A	N/A	27.3	6.7	1.68

Mineral Resources for all deposits are unchanged from those reported in the announcements of 8 December 2025 and 19 June 2026 and the June 2026 quarterly report. Across all deposits, approximately 85% of the total Mineral Resource is classified in the Measured and Indicated categories. The Nakombe Exploration Target is conceptual in nature and is not a Mineral Resource.

www.chilwaminerals.com.au	Page 12 of 18

29 October 2026 | ASX Announcement QUARTERLY ACTIVITIES & CASHFLOW REPORT

Compliance statement

The information in this announcement that relates to previously reported Exploration Results, Exploration Targets and Mineral Resource estimates was prepared and first disclosed under the JORC Code (2012 Edition). The information was extracted from the Company’s previous ASX announcements as follows:

●	8 December 2025 — ‘Mposa MRE Upgrade to 25.65MT with 83% Measured — Updated’

●	19 May 2026 — ‘385 Metres of Niobium Mineralisation Confirmed at MPYDD009’

●	5 June 2026 — ‘Niobium Mineralisation Extended South’

●	15 June 2026 — ‘Maiden Niobium-REE Exploration Target at Nakombe South’

●	19 June 2026 — ‘Mpyupyu Doubles to 109.6 Mt, 89% Measured & Indicated’

●	23 June 2026 — ‘Mpyupyu West HMS Discovery More Than Triples in Size’

●	26 June 2026 — ‘8km Rare Earth Corridor Confirmed Beneath Mposa HMS Deposit’

●	6 August 2026 and 9 October 2026 — ‘Mpyupyu West HMS Resource Drilling Update’ (drilling progress and geological observations only; no Exploration Results reported)

All of the above announcements are available on the Company’s website at https://www.chilwaminerals.com/. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original announcements and, in the case of reporting of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which any Competent Person’s findings are presented have not been materially modified from the original market announcements. The Exploration Target referred to above is conceptual in nature; there has been insufficient exploration to estimate a Mineral Resource and it is uncertain whether further exploration will result in the estimation of a Mineral Resource. No drilling Exploration Results, assay results or heavy mineral grades are reported in this announcement for Mpyupyu West; visual estimates of heavy-mineral content from on-site panning and pXRF readings are used for geological domaining and programme planning only.

Looking ahead

The next stages of work are:

●	complete Mpyupyu West Phase I drilling, receive sink-float assays expected in late October 2026 and report a maiden Exploration Target, then begin Phase II resource-definition drilling on a nominal 100 m × 100 m grid;

●	prepare a revised Northern Shore Mineral Resource estimate;

●	continue drilling and infill planning at Nakombe towards a maiden Mineral Resource estimate, with QEMSCAN mineralogy results expected in November 2026;

●	complete the TZ Minerals International Scoping Study across Measured and Indicated mineral sands resources, expected in the December 2026 quarter, followed by a Technical Report Summary;

●	begin the mine and Liwonde mineral separation plant ESIA following the appointment of RSK Environment (East Africa) Ltd;

●	complete ANSTO’s metallurgical work on Mposa basal clays and analyse Mpyupyu and Mpyupyu West clay samples; and

●	hold the AGM on 27 November 2026 and continue discussions with US Government agencies and investors. The over-allotment option expires on 16 November 2026.

www.chilwaminerals.com.au	Page 13 of 18

29 October 2026 | ASX Announcement QUARTERLY ACTIVITIES & CASHFLOW REPORT

Forward looking statements

This ASX release may contain certain “forward-looking statements” which may be based on forward-looking information that are subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from those presented here. Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. Readers should not place undue reliance on forward-looking information. The Company does not undertake any obligation to release publicly any revisions to any forward-looking statement to reflect events or circumstances after the date of this ASX release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Disclaimer: No representation or warranty, express or implied, is made by the Company that the material contained in this announcement will be achieved or proved correct. Except for statutory liability which cannot be excluded, each of the Company, its directors, officers, employees, advisors and agents expressly disclaims any responsibility for the accuracy, fairness, sufficiency or completeness of the material contained in this announcement.

– ENDS –

This announcement has been authorised for release by the Managing Director.

For further information contact:

Cadell Buss

Founder and Managing Director

cbuss@chilwaminerals.com.au

www.chilwaminerals.com.au	Page 14 of 18

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
Chilwa Minerals Limited
ABN	Quarter ended (“current quarter”)
43 656 965 589	30 September 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	28	28
1.2	Payments for
	(a) exploration & evaluation	–	–
	(b) development	–	–
	(c) production	–	–
	(d) staff costs	(203)	(203)
	(e) administration and corporate costs	(209)	(209)
1.3	Dividends received (see note 3)	–	–
1.4	Interest received	3	3
1.5	Interest and other costs of finance paid	–	–
1.6	Income taxes paid	–	–
1.7	Government grants and tax incentives	–	–
1.8	Other (provide details if material)	–	–
1.9	Net cash from / (used in) operating activities	(381)	(381)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	–	–
	(b) tenements	–	–
	(c) property, plant and equipment	(38)	(38)
	(d) exploration & evaluation	(521)	(521)
	(e) investments	–	–
	(f) other non-current assets	–	–
2.2	Proceeds from the disposal of:
	(a) entities	–	–
	(b) tenements	–	–
	(c) property, plant and equipment	–	–
	(d) investments	–	–
	(e) other non-current assets	–	–
2.3	Cash flows from loans to other entities	–	–
2.4	Dividends received (see note 3)	–	–
2.5	Other (provide details if material)	–	–
2.6	Net cash from / (used in) investing activities	(559)	(559)

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	–	–
3.2	Proceeds from issue of convertible debt securities	–	–
3.3	Proceeds from exercise of options	32	32
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(188)	(188)
3.5	Proceeds from borrowings	–	–
3.6	Repayment of borrowings	–	–
3.7	Transaction costs related to loans and borrowings	–	–
3.8	Dividends paid	–	–
3.9	Other (provide details if material)	–	–
3.10	Net cash from / (used in) financing activities	(156)	(156)

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	1,102	1,102
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(381)	(381)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(559)	(559)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(156)	(156)
4.5	Effect of movement in exchange rates on cash held	(1)	(1)
4.6	Cash and cash equivalents at end of period	5	5

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	12	1,072
5.2	Call deposits	30	30
5.3	Bank overdrafts	(37)	–
5.4	Other (provide details)	–	–
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	5	1,102

Note: item 5.2 comprises a $30,000 term deposit securing the Company’s corporate credit card facility. Item 5.3 is the overdrawn balance of the Company’s NAB operating account at 30 September 2026, repaid on 6 October 2026 from the IPO proceeds; the account has no formal overdraft facility.

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	108
6.2	Aggregate amount of payments to related parties and their associates included in item 2	–

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments. See Table 6 of the activities report.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	–	–
7.2	Credit standby arrangements	–	–
7.3	Other (please specify) — letter of financial support (related party)	1,500	–
7.4	Total financing facilities	1,500	–

7.5	Unused financing facilities available at quarter end		1,500

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Luso Global Mining B.V. (a substantial shareholder of the Company and a Mota-Engil group entity) provided a letter of financial support dated 30 September 2026 under which it agreed to provide funding of up to $1,500,000, if required, for the Company’s ongoing operations and normal trading liabilities for twelve months or until completion of the Nasdaq IPO, whichever occurred first. The commitment was unsecured and non-interest bearing, no amount was drawn, and it lapsed on completion of the IPO on 2 October 2026.

After quarter end the Company entered into an insurance premium funding arrangement with Ledge Finance Limited for its US-listed directors’ and officers’ insurance programme (US$471,696 repayable in ten monthly instalments to April 2027 at a flat rate of 2.93%, unsecured).

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(381)
8.2	(Payments for exploration & evaluation classified as investing activities) (item 2.1(d))	(521)
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(902)
8.4	Cash and cash equivalents at quarter end (item 4.6)	5
8.5	Unused finance facilities available at quarter end (item 7.5)	1,500
8.6	Total available funding (item 8.4 + item 8.5)	1,505

8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	1.67

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	If item 8.7 is less than 2 quarters, please provide answers to the following questions:

	8.8.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

	Answer:	No. Operating cash outflows in the September quarter were held down by the deferral of payments pending settlement of the Nasdaq initial public offering, which slipped from mid-September into October 2026. Following receipt of the IPO proceeds on 5 October 2026 the Company settled the creditors accrued at quarter end, so operating outflows in the December quarter are expected to be higher than in the September quarter; they also include the ongoing costs of the Company’s US listing. Exploration expenditure (item 2.1(d)) is discretionary and is being managed in line with available funding.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

8.8.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer:	Yes. After quarter end the Company completed its underwritten US initial public offering and Nasdaq listing, raising gross proceeds of US$3.5 million (A$5.0 million); net proceeds of approximately A$4.49 million were received on 5 October 2026, and a further US$317,702 was raised on 16 October 2026 through the partial exercise of the over-allotment option, which remains open for a further 35,166 ADSs and 92,000 warrants until 16 November 2026. The 625,000 warrants issued with the offering (exercisable at US$5.60 per ADS) provide a further potential source of funds if exercised. The Company’s Annual General Meeting on 25 November 2026 will seek ratification of the offering securities under Listing Rule 7.4 and approval of additional placement capacity under Listing Rule 7.1A, restoring the Company’s capacity to raise further equity capital, and the Company continues to evaluate further funding options, including equity capital and non-dilutive sources such as government development funding. Having regard to the completed IPO, the Company’s demonstrated access to equity markets (A$12.6 million raised in FY2026 and A$5.5 million in October 2026) and the steps above, the Directors believe these steps are likely to be successful.

8.8.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer:	Yes, on the basis of the funds received since quarter end and the matters set out in item 8.8.2, together with the Company’s ability to manage the timing of discretionary exploration expenditure.

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 October 2026

Authorised by:	The Board of Directors of Chilwa Minerals Limited
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4